



For the attention of Commission Staff: Please note the amendment to Schedule A of form SBSE-A filed today (9th October 2024). This amendment is to remove Molly Duffy & John Tan as Principals and adding Alison Simmonds (Higgins) Global Head of Control, Financial Markets.